EXHIBIT 21.1

Subsidiaries of the Registrant Listing the Jurisdiction of Organization

SUBSIDIARY	JURISDICTION

Global Pharma Enterprise Group Limited	British Virgin Islands

Binomial BioPharm Group Limited	Hong Kong

Hong Kong Wisdom Fortune Medicine Holding Group Limited	Hong Kong

Shandong Global Pharm Co., Ltd.	People's Republic of China

Anhui Xuelingxian Pharmaceutical Co., Ltd.	People's Republic of China

Tonghua Tongdetang Pharmaceutical and Medicinal Materials Co., Ltd.	People's Republic of China